Mail Stop 4561

December 20, 2007

Austin L. Roberts, III
President and Chief Executive Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, Virginia 22482

> **RE:** **Bay Banks of Virginia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 23, 2007**
> **File No. 000-22955**

Dear Mr. Roberts,

We have reviewed your response dated December 14, 2007 and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 23, 2007

Financial Statements

Note 2, Unidentifiable Intangibles, page 34

1.	We reviewed your response to our prior comment. Although we note your third-party advisor states he "did not separate the core deposit intangible from the total goodwill paid during the transaction," we do not see any indication of goodwill in the purchase price allocations included at Exhibits A, B and C. The amounts you consider amortizable intangibles are specifically calculated and assigned a value in the purchase price allocation. Further, the calculations allocate the intangible amount between two different line items, deposits and IRA's. This does not support your assertion that goodwill is included in the amounts, as goodwill represents the excess purchase price and is not a pre-determined amount. Please restate to properly amortize these intangibles over their useful life.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant